                                                                    Exhibit 99.1

(TECHFAITH WIRELESS COMPANY LOGO)


                  TECHFAITH REPORTS FIRST QUARTER 2007 RESULTS

BEIJING, CHINA, MAY 14, 2007 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), a handset application software and handset solution provider based in China, today announced its unaudited financial results for the first quarter ended March 31, 2007.

Net revenues for the first quarter of 2007 were US$27.3 million, as compared to US$12.8 million for the same period in 2006. During Q1 2007, the Company allowed one of its new customers to return a newly developed product that was sold, delivered and for which revenues were recognized in 2006. This return of $1.2 million was booked in Q1 2007 as a reduction of revenue and accounts receivables. The corresponding cost of sales and inventory accounts were also adjusted accordingly. This is a special negotiated arrangement and it is not the Company's common practice.

Net loss for the first quarter of 2007 was US$3.4 million or US$0.08 per weighted average outstanding ADS (basic and diluted), compared to net income of US$1.3 million or US$0.03 per weighted average outstanding ADS (basic and diluted) in the same period in 2006. Included in the net loss is an equity loss in affiliate of US$851,000.

Defu Dong, TechFaith's Chairman and CEO, said, "Although the first quarter was slightly lower than our expectations, we accomplished a great deal in the quarter as we continue to reposition the TechFaith business model to meet the ODM needs of many of our major customers. The JV we announced at the end of the first quarter with one of the leading one-stop component providers for handset manufacturers, makes perfect sense to both TechFaith and our partner given our partner's expertise in supply chain management and TechFaith's handset design capability. Demand for this ODM business model has been strong and we expect the JV will create the synergies needed to win contracts from global customers for both TechFaith and our partner. Importantly, we continue to focus on lowering our fixed costs. Forming the JV allowed us transfer a 300-engineer team to the JV, thereby better aligning TechFaith's personnel asset base to key revenue generating platforms. Separately, design fees rebounded in the quarter to over US$10 million from just over US$4 million in Q4 2006. We think this number will continue to fluctuate reflecting the uncertain timing of design wins and customer projects."

Gilbert Lee, President and Chief Operating Officer of TechFaith, said, "We remain very positive on our Smartphone business, with demand picking up strongly in the domestic market and continued growth in Europe. Increased design business from domestic OEMs is also picking up strongly. We think this trend will continue as domestic OEMs turn to mid and higher-tier handset design experts, like TechFaith, to meet market demand. We are also seeing positive developments in TD-SCDMA, CDMA and GSM. We signed a TD-SCDMA design contract with a Tier 1 customer, with a target completion date of Q4 2007. With preparations for the Beijing Olympic Games being very active, the Tier 1 customer has expressed interest in adding another TD-SCDMA contract in Q3 or Q4. We also completed a GSM+CDMA dual mode handset design for another Tier 1 customer, which successfully launched to the market in early March. This dual mode phone was a tailor made model for a Chinese operator and the market response was very positive. The Tier 1 customer also expressed its will to add another dual mode phone project in Q2. We continue to make significant progress in our business and believe we will achieve significant revenue growth and profit improvement over the prior year. For the second quarter we expect revenue will be in the range of US$32 million to US$35 million."

TechFaith ended the first quarter of 2007 with a balance of US$109.3 million in cash, cash equivalents and restricted cash.

TechFaith's ADSs, each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq Global Market under the symbol "CNTF."

The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies' internal control over financial reporting in its annual report. The Company has not concluded its assessment but has identified certain weaknesses that may be considered material. The Company will disclose any such material weakness in its annual report on Form 20-F for the fiscal year 2006.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for the Company beginning January 1, 2007. There was no cumulative adjustment on the adoption of FIN 48.

INVESTOR CONFERENCE CALL / WEBCAST DETAILS

The dial-in number for the live audio call beginning on May 14, 2007 at 7:00 p.m. U.S. Eastern Time (7:00 a.m., May 15, 2007 in Beijing) is +1-800-299-7635
(domestic) or +1-617-786-2901 (international). The passcode is 46302114. A live webcast of the conference call will be available on TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on May 14, 2007 at 9:00 p.m., U.S. Eastern Time (9:00 a.m., May 15, 2007 in Beijing) through midnight on May 21, 2007, U.S. Eastern Time (noon, May 22, 2007 in Beijing) at www.techfaithwireless.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is 84362929.

ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is one of the largest handset application software and handset solution providers. Based in China, the Company employs approximately 2,100 professionals, of whom 90% are engineers. TechFaith's three business units are handset design, application software, and smartphone and pocket PC. With the capability of developing MMI / UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smart phone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smart phones integrating Bluetooth, WiFi, high megapixel cameras, etc. based on different communication technologies according to special requirements of customers. For more information, please visit www.techfaithwireless.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:                                  In the U.S.:
Ms. Helen Zhang                            David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                       Tel:+646-536-7006
ir@techfaith.cn                            dpasquale@theruthgroup.com

           CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE AND
                PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)

                                                                                                  THREE MONTHS ENDED
                                                                                 MARCH 31, 2006   DECEMBER 31, 2006  MARCH 31, 2007
Revenues:
Design fee ...................................................................   $       8,990    $       4,293      $      10,118
Royalty income ...............................................................           1,849            1,864              2,795
Product sales ................................................................           1,993           22,992             14,367
                                                                                 -------------    -------------      -------------
TOTAL NET REVENUES ...........................................................   $      12,832    $      29,149      $      27,280

Cost of revenues:
Design fee ...................................................................   $       5,541    $       2,890      $       7,745
Royalty income ...............................................................              --               --                 --
Component products ...........................................................           1,687           18,107             11,988
                                                                                 -------------    -------------      -------------
TOTAL COST OF REVENUES .......................................................   $       7,228    $      20,997      $      19,733

GROSS PROFIT .................................................................   $       5,604    $       8,152      $       7,547

Operating expenses:
General and administrative ...................................................   $      (2,518)   $      (4,867)     $      (2,136)
Research and development .....................................................          (2,681)          (7,825)            (7,995)
Selling and marketing ........................................................            (467)            (648)              (916)
Exchange loss ................................................................              --           (1,159)              (542)
Write off of leasehold improvement ...........................................              --           (1,388)                --
                                                                                 -------------    -------------      -------------
TOTAL OPERATING EXPENSES .....................................................   $      (5,666)   $     (15,887)     $     (11,589)

INCOME (LOSS) FROM OPERATION .................................................             (62)          (7,735)            (4,042)
Interest expense .............................................................              --              (14)               (13)
Other income, net ............................................................           1,219            1,403                950
Change fair value of put option ..............................................              --             (273)                17
                                                                                 -------------    -------------      -------------
Income (loss) before income taxes ............................................   $       1,157    $      (6,619)     $      (3,088)
Income tax ...................................................................              --              (85)                --
                                                                                 -------------    -------------      -------------
Income (loss) before minority interests ......................................   $       1,157    $      (6,704)     $      (3,088)
Minority interests ...........................................................             109              447                506
Equity in loss of an affiliate ...............................................              --             (393)              (851)
                                                                                 -------------    -------------      -------------
NET INCOME (LOSS) ............................................................   $       1,266    $      (6,650)     $      (3,433)
                                                                                 =============    =============      =============

Net income (loss) per ordinary share
      Basic ..................................................................   $          --    $       (0.01)     $       (0.01)
      Diluted ................................................................   $          --    $       (0.01)     $       (0.01)

Net income (loss) per ADS*
      Basic ..................................................................   $        0.03    $       (0.15)     $       (0.08)
      Diluted ................................................................   $        0.03    $       (0.15)     $       (0.08)

Weighted average ordinary shares outstanding
Basic ........................................................................     658,183,409      650,484,876        649,692,954
Diluted ......................................................................     658,183,409      650,484,876        649,692,954


*: Each ADS represents 15 ordinary shares

REVENUE BREAKOUT                               1Q06         2Q06          3Q06         4Q06         1Q07
-----------------------------------------------------------------------------------------------------------
DESIGN FEES

     International customers ..............    $ 5,737      $ 5,299       $ 3,546      $ 1,883      $ 9,463
     Domestic customers ...................    $ 3,253      $ 7,151       $   585      $ 2,410      $   655

ROYALTY

     International customers ..............    $   454      $   918       $   184      $   141      $   300
     Domestic customers ...................    $   638      $   885       $ 1,285      $ 1,723      $ 1,851
     Component vendors ....................    $   757      $   394       $   295           --      $   644

PRODUCTS SALES

     Smart Phone ..........................         --      $ 1,906       $ 3,074      $13,055      $ 4,014
     PCBA .................................         --      $   271       $ 3,016      $ 3,243      $ 2,149
     Wireless module ......................    $ 1,304      $ 2,776       $ 4,808      $ 4,039      $ 1,452
     Feature phone ........................                                            $   452      $ 3,787
     Other component sales ................    $   689      $ 1,970       $   460      $ 2,203      $ 2,965

-----------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES ........................    $12,832      $21,570       $17,253      $29,149      $27,280
===========================================================================================================


            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                          MARCH 31,     DECEMBER 31,     MARCH 31,
                                                                                            2006           2006             2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents .........................................................       $147,096       $ 113,172        $ 104,174
Restricted Cash ...................................................................             --           5,205            5,120
Accounts receivable ...............................................................         24,220          37,229           39,348
Notes receivable ..................................................................            659           2,234            1,932
Inventories .......................................................................          6,010           8,546           13,624
Prepaid expenses and other current assets .........................................          1,405           9,120            6,029
                                                                                          --------       ---------        ---------
TOTAL CURRENT ASSETS ..............................................................       $179,390       $ 175,506        $ 170,227
                                                                                          --------       ---------        ---------

Deposits for acquisition of plant, machinery and
equipment, and acquired intangible assets .........................................       $  1,021       $   5,905        $   5,413
Plant, machinery and equipment, net ...............................................         14,219          25,092           30,202
Acquired intangible assets, net ...................................................            750             355              302
Goodwill ..........................................................................             --               6              606
Investment in an affiliate ........................................................          1,243             850               --
                                                                                          --------       ---------        ---------
TOTAL ASSETS ......................................................................       $196,623       $ 207,714        $ 206,750
                                                                                          ========       =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable ..................................................................       $  3,051       $   6,678        $   9,520
Notes Payable .....................................................................             --             144               --
Accrued expenses and other current liabilities ....................................          9,203          19,087           20,950
Current portion of Long term payable ..............................................             --             443              460
Advance from customers ............................................................            799           5,223            4,723
Deferred revenue ..................................................................          3,019           5,408            3,517
Income tax payable ................................................................             54             140              137
                                                                                          --------       ---------        ---------
TOTAL CURRENT LIABILITIES .........................................................       $ 16,126       $  37,123        $  39,307
                                                                                          --------       ---------        ---------

Long term payable .................................................................       $     --       $     398        $     403
Minority interests ................................................................          2,865           3,843            2,354

SHAREHOLDERS' EQUITY
Ordinary shares of par value $0.00002: ............................................             13              13               13
Additional paid-in capital ........................................................        109,857         105,651          106,051
Deferred share compensation .......................................................             --            (243)            (177)
Accumulated other comprehensive income ............................................          1,910           5,136            6,439
Retained earnings .................................................................         65,852          55,793           52,360
                                                                                          --------       ---------        ---------
TOTAL SHAREHOLDERS' EQUITY ........................................................       $177,632       $ 166,350        $ 164,686
                                                                                          --------       ---------        ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ........................................       $196,623       $ 207,714        $ 206,750
                                                                                          ========       =========        =========


            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
             UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                FOR THREE MONTHS ENDED
                                                                     MARCH 31,        DECEMBER 31,     MARCH 31,
                                                                       2006             2006             2007
                                                                     ---------        ------------     ---------
Cash flows from operating activities:
Net income (loss) ..............................................     $   1,266        $  (6,650)       $  (3,433)
Adjustments to reconcile net (income) loss to
net cash used in operating activities: .........................        11,185           (3,407)            (207)
                                                                     ---------        ---------        ---------
Net cash provided by (used in) operating activities: ...........     $  12,451        $ (10,057)       $  (3,640)
                                                                     ---------        ---------        ---------

Cash flows from investing activities:
Deposit paid for acquisition of property,
equipment and software .........................................     $    (534)       $    (959)       $  (5,315)
Purchase of PES ................................................        (1,240)          (2,621)          (1,431)
Investment in an affiliate .....................................        (1,243)              --               --
Proceeds on disposal of PES ....................................             1               28               --
Increase in restricted cash ....................................            --           (2,262)              85
                                                                     ---------        ---------        ---------
Net cash used in investing activities ..........................     $  (3,016)       $  (5,814)       $  (6,661)
                                                                     ---------        ---------        ---------

Net cash provided by financing activities ......................     $      --        $  (4,629)       $      --
                                                                     ---------        ---------        ---------

Effect of exchange rate changes ................................     $     454        $   2,337        $   1,303

Net increase (decrease) in cash and equivalents ................         9,889          (18,163)          (8,998)
Cash and equivalents, beginning of year ........................       137,207          131,335          113,172
                                                                     ---------        ---------        ---------
Cash and equivalents, end of period ............................     $ 147,096        $ 113,172        $ 104,174
                                                                     =========        =========        =========
